Ratio of Earnings to Fixed Charges and Preferred Dividends

	Six Months Ended
	June 30,		Years Ended December 31,
Earnings:	2012	2011	2011	2010	2009	2008	2007
Income (Loss) Before Taxes	$ 21,724	$ 14,580	$ 34,152	$ 19,571	$ (1,430)	$ 23,086	$ 43,123
Total Fixed Charges	15,799	20,759	39,179	47,739	58,746	78,858	108,888
Less: Preferred Stock Dividends	2,025	2,025	4,048	4,048	3,789	-	-
Earnings, Including Int on Deposits	35,498	33,314	69,283	63,262	53,527	101,944	152,011
Less: Int on Deposits	7,415	10,257	19,131	23,097	30,389	39,809	57,311
Earnings, Excluding Int on Deposits	$ 28,083	$ 23,057	$ 50,152	$ 40,165	$ 23,138	$ 62,135	$ 94,700

Fixed Charges:
Int on Deposits	$ 7,415	$ 10,257	$ 19,131	$ 23,097	$ 30,389	$ 39,809	$ 57,311
Int on Borrowings and Long-term Debt	4,963	7,268	13,474	18,635	22,697	37,449	50,157
Int Exp Embedded in Rental Expense on Long-term Leases (1)	1,396	1,209	2,526	1,959	1,871	1,600	1,420
Preferred Stock Dividends	2,025	2,025	4,048	4,048	3,789	-	-
Total Fixed Charges, Including Int on Deposits	15,799	20,759	39,179	47,739	58,746	78,858	108,888
Less Int on Deposits	7,415	10,257	19,131	23,097	30,389	39,809	57,311
Total Fixed Charges, Excluding Int on Deposits	$ 8,384	$ 10,502	$ 20,048	$ 24,642	$ 28,357	$ 39,049	$ 51,577

Ratio of Earnings to Fixed Charges and Preferred Dividends
Excluding Int on Deposits	3.35	2.20	2.50	1.63	0.82	1.59	1.84
Including Int on Deposits	2.25	1.60	1.77	1.33	0.91	1.29	1.40

Deficiency (In Thousands)					$ 5,219

(1) Represents one-third of total rent expense.